Exhibit 99.88

Press Release

for immediate release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

PROMETIC COMPLETES REFINANCING TRANSACTIONS INCLUDING C$75 MILLION (APPROXIMATELY US$56 MILLION) IN GROSS PROCEEDS FROM NEW EQUITY FINANCING

•	STEFAN CLULOW APPOINTED AS CHAIR OF THE BOARD

•	KENNETH GALBRAITH APPOINTED AS CHIEF EXECUTIVE OFFICER

LAVAL, QUEBEC, CANADA – April 23, 2019 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) is pleased to announce today’s closing of the recapitalization and equity offering previously announced on April 15, 2019. Prometic received C$75 million (approximately US$56 million) in gross proceeds from the equity offering led by Consonance Capital Management (“Consonance”) and Structured Alpha LP (“SALP”) and converted into equity substantially all of its indebtedness to SALP.

Upon the closing of these transactions, the Corporation has 20,947,510,578 common shares issued and outstanding on a fully-diluted basis, including all outstanding warrants, stock options and restricted share units.

Prometic intends to commence the previously-announced rights offering to its shareholders of record in May 2019 and to seek approval from its shareholders for a share consolidation at its next special Annual General Meeting of its shareholders, scheduled to be held in Montreal, Quebec on June 19, 2019.

Prometic is also pleased to announce the appointment of Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management, as Chair of Prometic’s Board of Directors and Kenneth Galbraith as Chief Executive Officer. Concurrent with these leadership changes, Professor Simon Best has been appointed Prometic’s Lead Independent Director, and Dr. Benny Soffer, of Consonance, has been designated as a Prometic board observer.

“Professor Best’s leadership as Chair and interim CEO has enabled Prometic to make its way successfully through very challenging circumstances. On behalf of Prometic and its stakeholders, I thank Professor Best for his contribution to the company,” stated Mr. Clulow, Chair of the Board of Prometic.”

“I am also pleased to have Kenneth Galbraith join Prometic as CEO. Mr. Galbraith’s long record of success as an executive and investor gives us confidence that Prometic has the executive leadership, as well as the financial resoures, necessary to realize the value of the company’s assets,” stated Mr. Stefan Clulow. “We look forward to working with our new partners at Consonance to support Mr. Galbraith in realizing his vision for the company.”

Mr. Kenneth Galbrath, Prometic’s CEO, stated: “I am excited to join Prometic and look forward to working with the Board, the management team, and employees at Prometic and our strategic partners, to build a successful and focused global company which can discover and develop novel medicines that address unmet needs for patients with serious diseases in multiple therapeutic areas of interest. I look forward to discussing our plans further with shareholders at our first quarter earnings release in May”.

Biographical Information

Stefan Clulow – Chair of the Board

Stefan Clulow is Managing Director and Chief Investment Officer of Thomvest Asset Management, a private investment firm. Mr. Clulow has served on the Board of Prometic since 2014 and also sits on the boards of a number of private companies and charitable organizations. Prior to joining Thomvest, Mr. Clulow practiced law in Silicon Valley and Toronto, Canada. Mr. Clulow was educated at McGill University and is a member of the State Bar of California and the Law Society of Ontario.

Mr. Kenneth Galbraith – Chief Executive Officer

Mr. Galbraith is a well-known and active member of the North American life sciences community with over 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors.

Previously, Mr. Kenneth Galbraith was the Managing Director of Five Corners Capital. He joined Ventures West as a General Partner in 2007 and led the firm’s biotech practice prior to founding Five Corners Capital in 2013 to continue managing the Ventures West investment portfolio. Mr. Galbraith served as the Chair and CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in 2006 in a cash transaction worth almost US$600 million. Starting in the biotech sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO when QLT’s market capitalization exceeded US$5 billion. He has served on the board of directors of many public and private biotechnology companies, including Zymeworks (ZYME), Celator Pharmaceuticals (CPXX), Angiotech Pharmaceuticals (ANPI), Alder Pharmaceuticals (ALDR), and Tekmira (TKMR) . He currently serves on the Board of Directors of Macrogenics (MGNX) and Profound Medical ( TSX:PFN).

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a innovative biopharmaceutical corporation with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, including rare diseases. Prometic’s differentiated research involves the study of two G-protein-coupled-receptors, GPR40 and GPR84. These drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome in 2019. A second drug candidate, PBI-4547, is expected to enter Phase 1 clinical studies in 2019.

Prometic also has leveraged its experience in bioseparation technologies to isolate and purify biopharmaceuticals from human plasma. The lead plasma-derived therapeutic product is RyplazimTM (plasminogen) which the Company expects to file a BLA with the US FDA in 2019 seeking approval to treat patients with congenital plasminogen deficiency. The Corporation also operates a contract development and manufacturing operation in the United Kingdom, deriving revenue through sales of affinity chromatography media.

Prometic has active business operations in Canada, the United States and the United Kingdom.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, the possibility that the Corporation has to allocate proceeds to other uses or reallocate proceeds differently among the anticipated uses due to changes in project parameters, the ability of Prometic to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2018, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Patrick Sartore

Prometic Life Sciences Inc.

p.sartore@prometic.com

+1.450.781.0115

Bruce Pritchard

Prometic Life Sciences Inc.

b.pritchard@prometic.com

+44 (0) 1223 420 300

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